Exhibit 99.20

February 11, 2011

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:           Keegan Resources Inc.

In connection with the final Short Form Prospectus of Keegan Resources Inc. dated February 11, 2011 (the "Prospectus"), we consent to the references to our name on page ii and iii and under the heading "Legal Matters" and consent to the use of our firm's name and reference to our opinion under the heading "Eligibility for Investment" in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to therein or that is within our knowledge as a result of the services that we performed in connection with such opinion.

Yours truly,

"McMillan LLP"